UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☒ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website
Equal Exchange, Inc	Corporation	Massachusetts	February 4, 1986	50 United Drive, West Bridgewater, MA 02379	www.equalexchange.coop

(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and
(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors and officers and their positions with the issuer:

Name	Position(s) with the Issuer	Time period position(s) with the issuer have been held
Rink Dickinson	Executive Director / President	1999- present
Leif Rawson-Ahern	Executive Director / President	Nov 2022- present
Todd Caspersen	Vice-President	Sept 2019- present
Stephanee DiMaggio	Vice- President	Sept 2022- present
Nicole Vitello	Vice-President	June 2023- present
Lynsey Miller	Vice-President	Sept 2019- present
Peter Lynch	Treasurer	January 2018- present
Katherine Vasconcellos	Secretary	Dec 2021- present
Laura Bechard	Director	May 2021- present
Luke Fowler	Board Chair	Director: May 2020 Chair: Dec 2021-present
Marlene Harvey	Director	Dir: May 2022-present
Jessie Myszka	Director	Dir: May 2021-present
Cara Ross	Director	Dir: May 2021-present
Rebecca Koganer	Director	Dir: May 2016-present
Kelly Storie	Director	Dir: May 2017- present
Susan Redlich	Director	Dir: May 2021- present

Principal occupation and employment of directors and officers over the past three years:

Name	Employer	Employer's principal business	Occupation and activities	Dates of Service
Rink Dickinson	Equal Exchange	Food Manufacturer/Distributer	Exec Director	1999- present
Leif Rawson-Ahern	Equal Exchange Equal Exchange	Food Manufacturer/Distributer Food Manufacturer/Distributer	ED VP	11/2022- present 9/2019-10/2022
Todd Caspersen	Equal Exchange	Food manufacturing distribution	Vice-President	9/2019- present
Stephanee DiMaggio	Equal Exchange Equal Exchange	Food Manufacturer/Distributer Food Manufacturer/Distributer	Vice-President Sales Manager	9/2022- present 12/2016-8/2022
Nicole Vitello	Equal Exchange Oke USA	Food Manufacturer/Distributer Fresh Produce Importer	Vice-President President	9/2022- present 5/2011- present
Lynsey Miller	Equal Exchange	Food Manufacturer/Distributer	Vice-President	9/2019- present
Peter Lynch	Equal Exchange	Food Manufacturer/Distributer	Finance Director	1/2018- present
Katherine Vasconcellos	Equal Exchange	Food Manufacturer/Distributer	Customer Service	1/2018- present
Laura Bechard	Equal Exchange	Food Manufacturer/Distributer	Supply Chain Coordinator	4/2017- present
Lucas Fowler	Equal Exchange	Food Manufacturer/Distributer	Sales Rep	11/2009- present
Marlene Harvey	Equal Exchange	Food Manufacturer/Distributer	Accounting Clerk	3/2015- present
Jessie Myszka	Equal Exchange	Food Manufacturer/Distributer	Sales Manager Ops Director	4/2023- present 3/2014-3/2023
Cara Ross	Equal Exchange	Food Manufacturer/Distributer	Sales Director	4/2015- present

Rebecca Koganer	Equal Exchange	Food Manufacturer/Distributer	Sales Manager	2/2016-present
Kelly Storie	La Siembra, Ottawa, CANADA	Food Manufacturer, Distributor	Executive Director	2019- present
Susan Redlich	N/A	N/A	Retired	

(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

N/A

(d) A description of the business of the issuer and the anticipated business plan of the issuer.

Equal Exchange was incorporated in 1986 in Massachusetts and organized as a worker co-operative to create a new approach to trade—one that engages consumers and builds honest and humane trade relationships with small farmers through co-operative principles. For 40 years, Equal Exchange has been engaged in the business of importing, processing, and distributing specialty foods, primarily coffee and chocolate.

Our mission is to build long-term trade partnerships that are economically just and environmentally sound, to foster mutually beneficial relationships between farmers and consumers and to demonstrate, through our success, the contribution of worker co-operatives and fair trade to a more equitable, democratic, and sustainable world.

Equal Exchange buys directly from over 40 small-scale producer organizations, paying internationally recognized Fair Trade prices or higher. We import unroasted coffee from farmer co-operatives in Latin America, Africa and Asia, then roast and package it for distribution. Our chocolate bars are produced in Switzerland using cacao and sugar from co-operatives in Latin America. Our teas come from tea estates in Asia and farmer co-operatives in South Africa. We import and sell fresh bananas from Ecuador and fresh avocados from Mexico. We sell almonds and walnuts from family farms in California, olive oil from the West Bank of Palestine, and dried mango and cashews from West Africa. We also import raw and finished products from other Fair Trade partners throughout the globe.

We sell to food co-operatives, cafes, restaurants, natural food stores, supermarkets, religious organizations, wholesale distributors, and individual consumers nationwide.

(e) The current number of employees of the issuer.

110

(f) A discussion of the material factors that make an investment in the issuer speculative or risky.

A crowdfunding investment involves risk. You should not invest any funds in this Regulation Crowdfunding Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved.

The SEC does not pass upon the merits of any securities offered or the terms of this Regulation Crowdfunding Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

Furthermore, these securities have not been recommended or approved by any other federal or state securities commission or regulatory authority, and these authorities have not passed upon the accuracy or adequacy of this document.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Any continued future success that the company might enjoy will depend upon many factors. Each prospective investor is hereby advised to carefully read and consider the following risk factors and all other materials provided in determining whether or not to invest.

These factors include those beyond the control of the company and/or which cannot be predicted at this time. These factors may include but are not limited to changes in general economic conditions; increased operating costs; and reduced margins caused by competitive pressures. These conditions may have a material adverse effect upon the company's business, operating results, and financial condition.

Some specific risks include but are not limited to the following:

The Company faces increasing competition and industry consolidation – Equal Exchange competes in highly competitive food markets including specialty coffee, tea, chocolate, nuts and fruits. Some of our competitors in this market are large, diversified food companies with significantly greater financial resources, management experience, and brand name recognition. Some of these companies offer Organic and Fair Trade products and compete directly for our customers. Industry consolidation and sales dollar growth in the natural foods world (organic food is a $70B industry in the U.S.) has led to increasingly unfair price competition as conventional companies engage in M&A to expand into the natural foods market.

International coffee and cacao prices are highly volatile – An important external factor affecting Equal Exchange's business is the international market price for specialty coffee and cacao. Prices for specialty-grade green (unroasted) coffee are subject to high volatility. In the last several years, the market prices for specialty-grade green coffee have risen and fallen sharply and are now at a 50 year high. A sudden and dramatic price increase could significantly increase our inventory costs and strain our cash flow. Sudden price drops could leave us with a large amount of expensive inventory and put us at a price disadvantage relative to our competitors. Our practice of contracting with producers up to eight months before delivery exposes us to greater price risk than most coffee importers.

Although cacao markets have not experienced the same degree of price volatility as the coffee market, it is susceptible to most of the same risks and cacao prices are now at an all-time high commodity price and have been for the past 2 years due to climate change limiting supply.

Many countries where we source our products are vulnerable to changing global weather patterns that may negatively impact their production levels in unforeseen ways.

The products that we sell are agricultural products, grown by small family farmers. These farmers are particularly susceptible to changing weather patterns, such as lengthened or shortened rainy seasons, soil erosion, and changing pests and diseases brought about by climate change. All our farmer partners report increases in severe weather events, such as flooding and tropical storms. The impacts to the farmers of these changes are often felt quickly, yet it takes time to recover from weather disasters and changing weather patterns. For small farmers, moving farms to new locations is simply not a viable option. While we believe that the farmer cooperatives that we trade with offer the individual member farmers the best long-term support in mitigating these challenges, we know that climate change is negatively impacting the small farmer supply chains we are building and supporting.

Many countries where we source our products are at risk of economic and political instability Equal Exchange buys products from producer organizations in the Global South. Many of these countries have unstable economies, governments, and transportation infrastructure. Instability in supplier countries increases the likelihood that we will experience serious delays in the supply of products.

(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being

offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer.

As of December 31, 2024, Equal Exchange had the following outstanding securities:
- 107 shares Class A Common Stock
- 560,485 shares Class B Nonvoting Preferred Stock

The promissory notes offered in the 2024 Regulation Crowdfunding Offering have the following principal provisions:

Interest Rate 3% simple interest per annum (computed on the basis of a 365-day year and the number of days actually elapsed).

Annual Interest Payments Payment of interest only shall be due and payable no later than January 31 of each year this Note is outstanding, covering interest accrued during the preceding calendar year (for the year of issuance, interest shall accrue from the date of this Note through December 31).

Maturity All unpaid principal, interest, and any other sums owing under the Note shall be due and payable in full on the Maturity Date. The Maturity Date is December 31, 2027.

Prepayment Rights This Note may be prepaid without penalty at the company's option.

Subordination This Note is subordinated in right of payment and priority to all current and future indebtedness of the company to banks, commercial finance lenders, insurance companies, community development loan funds, leasing or equipment financing institutions or other lending institutions regularly engaged in the business of lending money, which is for money borrowed or purchase or leasing of equipment, whether secured or not secured.

Security The Note is unsecured.

Amendment The Note may be amended by mutual agreement of the parties.
The above is intended to be only a summary of some of the key terms of the Notes. The above is not a complete description of the terms of the Notes.

Crowdfund Investors will not have voting rights or ownership of the company.

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered.

The Board of Directors of the company has the absolute right to make decisions with respect to the assets of the company. It is possible that the Board could make a decision that has negative consequences for the company and therefore the Crowdfunding Investors.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

N/A

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Each Note is valued at its face value

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

Crowdfund Investors will have no voting rights or other decision-making rights in the company. Decision-making rights belong exclusively to the Board of Directors. It's possible that the Board of Directors will make a decision—including the issuance of additional securities; a sale of the issuer or of the assets of the issuer; or transactions with related parties—that has negative consequences for the company and affects the company's ability to make payments on the Notes.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

17 CFR § 227.501 provides that the securities may not be transferred for one year after they are issued unless they are transferred:

(i)   To the issuer
(ii)   To an accredited investor
(iii)   As part of an offering registered with the SEC
(iv)   To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

For purposes of this Item (m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

For purposes of this Item (m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the investor, and shall include adoptive relationships. For purposes of this Item (m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms.

As of 12/31/24, Equal Exchange has 27 Promissory Notes with various institutions and individuals totaling $5,071,857. These notes are due annual or semi-annual interest only payments with balloon payments due at varying maturity dates through 2035. The interest rates vary from 3% to 5%.

Equal Exchange has a Note Payable with Eastern Bank which holds a balance of $394,016 as of 12/31/24. Monthly installments of $7,838.27 including interest (4.14%) are due through maturity on 9/27/29.

(q) A description of exempt offerings conducted within the past three years.

From February 2, 2024 to April 30, 2024, the company conducted an offering under Regulation Crowdfunding and raised $666,857 in loans from 219 investors.

(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:
(1) Any director or officer of the issuer;
(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

None.

(s) A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Each prospective investor should read the following discussion of our financial condition together with our financial statements and the related notes and other financial information included in the 2024 Regulation Crowdfunding Offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for the business, includes forward-looking statements that involve risks and uncertainties. Prospective investors should review the risk factors stated in Items (f) and (m) above, and any risk factors stated elsewhere in this document, as such factors could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

In 2024, Equal Exchange recorded $72,892,590 in Consolidated Net Sales, $2,638,015 in Income before taxes and minority interest and $1,993,626 in net earnings. Equal Exchange has been profitable in every year except 1986-89 and 1998. We weathered the Pandemic years of 2020-2022 where we saw modest sales decline and gross margin challenges from significant increases in raw materials, packaging and freight costs which contributed to higher cost of goods which impacted profitability in 2023. In 2024, we navigated higher costs with modest price increases and overhead cost management which improved profitability all while keeping an eye on volume retention, which is key to our business model.

Coffee and fresh produce account for two-thirds of our revenues. Equal Exchange imports containers (40,000lbs) from farmer co-operatives in Latin America, Africa, and Asia. We negotiate supply contracts for these containers up to 12 months in advance. In the last year Equal Exchange had approximately 30-40 contracts to purchase roughly 700 containers of coffee, fresh produce, nuts and dried fruits. These contracts specify the quantity, quality and purchase price. The share of coffee purchased from any given supplier has varied each year and we are confident that if we had to end a relationship with any of our supplier partners, we would be able to source the coffee from another supplier or suppliers. We also maintain an inventory of unroasted coffee equivalent to approximately 6 months of supply at any given time. This allows us to ride out any supply chain difficulties that may arise.

Foreign sales in 2024 were less than 1% of total sales. Through bulk purchasing and buying directly from small farmer associations, Equal Exchange's strategy is to be competitive on price and charge a fair price to consumers while balancing a fair price paid to farmers. Retail prices in the organic specialty coffee market typically range from $10 to $15 per pound; our coffees are typically near the lower end of this range.

The company's assets and leased properties include the following:
o Owned: Equal Exchange's principal offices, a 77,000 sq ft warehouse, including 10,000 sq ft of office space located in West Bridgewater, Massachusetts.
o Leased: West Coast Sales office warehouse, a 27,000 sq ft building in Portland, Oregon
o Leased: West Springfield, Sacramento, Madison, Seattle small warehouse spaces
o Owned: Industrial coffee roasters and coffee packaging equipment at Company's HQ.
o Owned: Coffee brewing and serving equipment and sales displays that are made available under contract to its customers.
o Owned: Intangible properties: Software, branding, website,
o Owned: Assorted assets including office furniture and computers for use by employees.

We do not anticipate any risk of losing our leases to the various properties. If this were to occur, however, we do not foresee any significant impact to our operations, as we own our main warehouse, office space, and roasting and packaging facility.

Equal Exchange has a 90% equity ownership of Oke USA. Oke USA's financials are included in the consolidated audited financial statements of Equal Exchange.

Equal Exchange has 100% equity ownership of Equal Exchange UK. EEUK's financials are included in the consolidated audited financial statements of Equal Exchange.

Equal Exchange has operated profitably for 35 of the last 36 years (our last unprofitable year was 1998). We invested in a new ERP and warehouse software systems in 2023 and are planning expansions in our capacity to manufacture and package products in-house, which will increase our efficiency and add security to our operations.

We have access to credit which enables us to purchase commodities.

Equal Exchange has a good record of collecting receivables from customers. Days outstanding on invoices (the time taken to pay them) continue to average under 30 days.

We believe our future profitability may be impacted if there are rapid price swings on our coffee and chocolate supplies. We forecast that we have sufficient inventory and cash reserves to weather any such price swings without jeopardizing our operations or our ability to stay profitable, as we have successfully done during similar scenarios in the recent past.

Dividends have been issued every year, ranging from 3% to 8% and averaging 5% and annual interest rates on loans have been consistently paid under agreed upon terms.

(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No

Exhibits List

Exhibit A: 2024 Equal Exchange Audited Financials
https://www.info.equalexchange.coop/articles/annual-report-archive



EQUAL EXCHANGE, INC. AND SUBSIDIARIES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2024 AND 2023

LMHS, P.C.
Certified Public Accountants and Advisors

EQUAL EXCHANGE, INC. AND SUBSIDIARIES
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
YEARS ENDED DECEMBER 31, 2024 AND 2023



LMHS, P.C.
Certified Public Accountants and Advisors

<u>INDEPENDENT AUDITORS' REPORT</u>

To The Stockholders
Equal Exchange, Inc.
West Bridgewater, Massachusetts

Opinion

We have audited the consolidated financial statements of Equal Exchange, Inc. and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of earnings, stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Equal Exchange, Inc. and Subsidiaries as of December 31, 2024 and 2023, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Equal Exchange, Inc. and Subsidiaries, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Equal Exchange, Inc. and Subsidiaries' ability to continue as a going concern for one year after the date that the consolidated financial statements are issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.



In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Equal Exchange, Inc. and Subsidiaries' internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Equal Exchange, Inc. and Subsidiaries' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

LMHS, P.C.

LMHS, P.C.
Norwell, Massachusetts

April 14, 2025

EQUAL EXCHANGE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2024 AND 2023

	2024	2023
ASSETS		
CURRENT ASSETS:		
Cash	$ 4,206,594	$ 2,295,388
Accounts Receivable, Net	3,840,881	6,112,727
Current Portion of Notes Receivable	435,000	-
Inventory, Net	20,361,587	22,086,950
Prepaid Corporate Income Taxes	-	75,000
Prepaid Expenses and Other	2,394,152	826,201
Deferred Income Taxes	345,000	345,000
	31,583,214	31,741,266
PROPERTY AND EQUIPMENT, NET	5,874,730	6,910,566
OTHER ASSETS:		
Right of Use Asset - Operating Leases	1,249,713	1,209,304
Goodwill, Net	9,781	13,769
Investments, Net	221,136	375,092
Notes Receivable, Net of Current Portion	327,621	520,623
	1,808,251	2,118,788
	$ 39,266,195	$ 40,770,620
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current Portion of Long-Term Debt	$ 752,090	$ 2,597,618
Current Portion of Lease Liability - Operating Leases	284,971	160,789
Accounts Payable and Accrued Expenses	3,853,243	5,733,200
Corporate Income Taxes Payable	747,163	166,776
Patronage Rebates Payable	948,521	-
	6,585,988	8,658,383
LONG-TERM LIABILITIES:		
Long-Term Debt, Net of Current Portion	4,713,783	4,388,694
Lease Liability, Net of Current Portion - Operating Leases	1,047,548	1,048,515
Deferred Income Taxes	919,002	1,030,032
	6,680,333	6,467,241
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	195,434	148,315
STOCKHOLDERS' EQUITY:		
Preferred Stock	15,413,337	16,579,515
Common Stock	368,840	403,135
Less: Subscriptions Receivable	(47,933)	(70,107)
Retained Earnings	10,091,437	8,632,775
Accumulated Other Comprehensive Loss	(21,241)	(48,637)
	25,804,440	25,496,681
	$ 39,266,195	$ 40,770,620

See Notes to Consolidated Financial Statements

3

EQUAL EXCHANGE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
NET SALES	$ 72,892,590	$ 72,141,679
COST OF SALES	50,407,843	54,096,057
GROSS PROFIT	22,484,747	18,045,622
OPERATING EXPENSES:		
Credit Loss Expense	157,966	35,580
General and Administrative Expenses	19,192,331	17,364,308
	19,350,297	17,399,888
EARNINGS FROM OPERATIONS	3,134,450	645,734
OTHER INCOME AND (EXPENSES):		
Gain (Loss) on Disposition of Property and Equipment, Net	(327,022)	5,500
Interest Income	72,209	57,936
Other Income (Expense), Net	(3,328)	476
Interest Expense	(253,957)	(411,300)
Gain (Loss) on Foreign Currency Transactions	15,663	(2,160)
	(496,435)	(349,548)
EARNINGS BEFORE INCOME TAXES AND MINORITY INTEREST	2,638,015	296,186
INCOME TAXES (CREDIT):		
Current:		
Federal	298,419	-
State	457,000	30,451
	755,419	30,451
Deferred:		
Federal	(29,030)	(27,085)
State	(82,000)	(49,000)
	(111,030)	(76,085)
	644,389	(45,634)
EARNINGS BEFORE MINORITY INTEREST	1,993,626	341,820
MINORITY INTEREST IN EARNINGS OF CONSOLIDATED SUBSIDIARIES	(51,619)	(8,537)
NET EARNINGS	$ 1,942,007	$ 333,283

See Notes to Consolidated Financial Statements

4

EQUAL EXCHANGE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2024 AND 2023

	Preferred Stock	Common Stock	Subscriptions Receivable	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance, January 1, 2022	$ 17,007,337	$ 384,286	$ (32,396)	$ 8,950,110	$ (45,319)	$ 26,264,018
Shares Issued	40,448	67,298	-	-	-	107,746
Dividends Reinvested	408,340	-	-	-	-	408,340
Shares Redeemed	(876,610)	(48,449)	-	-	-	(925,059)
Subscriptions Receivable	-	-	(37,711)	-	-	(37,711)
Comprehensive Income:						
Net Earnings	-	-	-	333,283	-	333,283
Other Comprehensive:						
Gain (Loss) on Foreign Currency Translation	-	-	-	-	(3,318)	(3,318)
Comprehensive Income:	-	-	-	333,283	(3,318)	329,965
Dividends to Stockholders	-	-	-	(650,618)	-	(650,618)
Balance, December 31, 2023	16,579,515	403,135	(70,107)	8,632,775	(48,637)	25,496,681
Shares Issued	2,100	13,581	-	-	-	15,681
Dividends Reinvested	279,389	-	-	-	-	279,389
Shares Redeemed	(1,447,667)	(47,876)	-	-	-	(1,495,543)
Subscriptions Receivable	-	-	22,174	-	-	22,174
Comprehensive Income:						
Net Earnings	-	-	-	1,942,007	-	1,942,007
Other Comprehensive:						
Gain (Loss) on Foreign Currency Translation	-	-	-	-	27,396	27,396
Comprehensive Income:	-	-	-	1,942,007	27,396	1,969,403
Dividends to Stockholders	-	-	-	(483,345)	-	(483,345)
Balance, December 31, 2024	$ 15,413,337	$ 368,840	$ (47,933)	$ 10,091,437	$ (21,241)	$ 25,804,440

See Notes to Consolidated Financial Statements

5

EQUAL EXCHANGE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Earnings	$ 1,942,007	$ 333,283
Noncash Items Included in Net Earnings:		
Adjustment to Reconcile Operating Lease Expense to Cash Paid	82,806	-
Change in Allowance for Credit Losses	26,143	-
Increase in Investment Reserve	120,000	-
Deferred Income Taxes (Credit)	(111,030)	(69,968)
Depreciation and Amortization	938,898	808,508
Loss on Disposition of Property and Equipment, Net	327,022	-
(Increase) Decrease in:		
Accounts Receivable, Net	2,245,703	(1,874,658)
Inventory, Net	1,725,363	6,128,122
Prepaid Corporate Income Taxes	75,000	14,634
Prepaid Expenses and Other	(1,567,951)	611,766
Notes Receivable	(241,998)	(195,623)
Increase (Decrease) in:		
Accounts Payable and Accrued Expenses	(1,879,957)	1,369,462
Corporate Income Taxes Payable	580,387	(91,888)
Patronage Rebates Payable	948,521	(164,829)
	5,210,914	6,868,809
CASH FLOWS FROM INVESTING ACTIVITIES:		
Additions to Property and Equipment	(226,096)	(1,661,141)
Change in Goodwill	-	(872)
Decrease in Investments, Net	33,956	31,984
	(192,140)	(1,630,029)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Debt Reduction:		
Notes Payable - Lines of Credit	-	(2,645,000)
Long-Term Debt	(1,520,439)	(171,025)
Increase in Minority Interest	47,119	1,578
Proceeds From Common Stock Subscriptions	35,755	29,587
Proceeds From Issuance of Preferred Stock	2,100	40,448
Proceeds From Dividend Reinvestment in Preferred Stock	279,389	408,340
Redemption of Preferred Stock	(1,447,667)	(876,610)
Redemption of Common Stock	(47,876)	(48,449)
Preferred Stock Dividend Paid	(483,345)	(650,618)
Change in Foreign Currency Translation	27,396	(3,318)
	(3,107,568)	(3,915,067)
NET INCREASE IN CASH	1,911,206	1,323,713
CASH - BEGINNING	2,295,388	971,675
CASH - ENDING	$ 4,206,594	$ 2,295,388

See Notes to Consolidated Financial Statements

EQUAL EXCHANGE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2024 AND 2023
(CONTINUED)

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2024	2023
Cash Paid During The Year For:		
Interest	$ 253,957	$ 411,300
Income Taxes	$ 100,032	$ 107,705
Schedule of Noncash Investing Transactions:		
Investment Gain (Loss) on Foreign Currency Translation	$ 27,396	$ (3,318)
Assumption of Lease Liability and Right of Use Asset - Operating Leases	$ 337,598	$ 1,191,748

See Notes to Consolidated Financial Statements

A. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

1. Principles of Consolidation - The consolidated financial statements include the accounts of Equal Exchange, Inc., its majority-owned subsidiary OKE USA Fruit Company, and its wholly-owned subsidiary EE Wholesale (UK) LTD (the Company). All significant intercompany transactions and balances have been eliminated in these consolidated financial statements.

2. Organization - Equal Exchange, Inc. was organized under the General Laws of the Commonwealth of Massachusetts as a worker cooperative and commenced operations in 1986. All voting stock is owned by employees of Equal Exchange, Inc., each of whom is limited to one share. Equal Exchange, Inc. distributes a portion of its annual profits to the worker-owners as a patronage rebate. Worker-owners may decide to extend membership to an employee after one year of service. Equal Exchange, Inc. also offers non-voting preferred stock, which pays a variable, noncumulative annual dividend.

    OKE USA Fruit Company was incorporated under the laws of the state of Delaware on May 18, 2006.

    EE Wholesale (UK) LTD was incorporated under the laws of the Registrar of Companies for England and Wales on April 24, 2017.

3. Operations - Equal Exchange, Inc. is engaged in the manufacturing and distribution of coffee, tea, cocoa, chocolate, and related products nationally, with its main office located at 50 United Drive, West Bridgewater, Massachusetts. Equal Exchange, Inc. was formed to establish equitable trade relationships between small farmers around the world and U.S. consumers. Equal Exchange, Inc. buys green coffee beans directly from farmers' cooperatives and imports the coffee to the United States. Equal Exchange, Inc. pays a price that covers the cost of production, provides farmers a living wage, and includes a social premium to the cooperative, in accordance with internationally established fair trade practices. Tea, cocoa, and chocolate are also purchased according to fair trade practices. Equal Exchange, Inc. performs coffee roasting and packaging production at its West Bridgewater, Massachusetts facility. In addition, Equal Exchange, Inc. contracts for coffee roasting, cocoa, and chocolate manufacturing and product packaging, and sells and distributes its products nationally through distributors, retail stores, restaurants, and solidarity organizations. To better serve its customers, Equal Exchange, Inc. purchases and loans coffee grinders, brewers, and retail display equipment to its customers.

    OKE USA Fruit Company wholesales produce to customers in the United States while establishing a model for international trade that fosters farmer ownership, fair trade practices, and environmental protection.

    EE Wholesale (UK) LTD is based in the UK and is focused on maintaining relationships with small farmer cooperatives while trying to build demand for authentic fair trade in a country where the concept has been taken over by large players. EE Wholesale (UK) LTD is concentrating on selling to independent natural food stores and small chains.

4. Functional Currency Translation - The functional currency of EE Wholesale (UK) LTD is the Pound Sterling (£). The assets and liabilities of the UK subsidiary are translated at year-end rates of exchange, and the consolidated statements of earnings and comprehensive income (loss) accounts are translated at weighted-average rates of the exchange for the period. The resulting translation adjustments are reported as a component of accumulated other comprehensive income within stockholders' equity. Net foreign currency translation gain/(loss) included in other comprehensive income (loss) amounted to $27,396 and ($3,318) for the years ended December 31, 2024 and 2023, respectively.

5. Method of Accounting - The Company's policy is to prepare its consolidated financial statements on the accrual method of accounting whereby revenues are recognized when earned and expenses are recognized when incurred. This method of accounting conforms to generally accepted accounting principles.

A. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:** (Continued)

6. Concentration of Credit Risk - Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of deposits in excess of federally insured limits, accounts receivable, and credit guarantees for certain vendors. These risks are managed by maintaining all deposits in high quality financial institutions, obtaining signed sales orders, and/or establishing credit limits with all customers, and obtaining signed contracts with vendors. Management believes that the Company is not exposed to any significant credit risk as a result of these credit concentrations.

7. Cash and Cash Equivalents - For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

8. Accounts Receivable and Allowance for Credit Losses - Accounts receivable are recorded at the invoice amount and presented net of the allowance for credit losses. They do not bear interest. Management evaluates the collectability of accounts receivable at each balance sheet date using a combination of factors, such as historical experience, credit quality, age of the accounts receivable balances, and economic conditions that may affect a customer's ability to pay. The Company includes any accounts receivable balances that are determined to be uncollectible in the overall allowance for credit losses using the specific identification method. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

9. Inventory - Inventories are stated at the lower of cost (first-in, first-out) or market.

10. Property and Equipment - Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred whereas major betterments are capitalized. Depreciation is computed using the straight-line method over three to thirty-nine years.

11. Intangible Assets - Intangible assets subject to amortization include capitalized software and development costs, all of which are amortized using the straight-line method over seven to ten years.

12. Revenue Recognition - The Company accounts for revenue recognition in accordance with Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (ASC 606). This guidance provides a comprehensive model for entities to use in accounting for revenue arising from contracts with customers. ASC 606 also requires both qualitative and quantitative disclosures, including descriptions of performance obligations.

Performance Obligations - Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Product Sales - The Company is engaged in the manufacturing and distribution of coffee, tea, cocoa, chocolate, and related products. Revenue on the sale of these products is recognized when orders are shipped.

A. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**: (Continued)

The following table disaggregates the Company's revenue based on the timing of satisfaction of performance obligations for the year ended December 31, 2024:

Performance Obligations Satisfied at a Point in Time	$ 72,892,590
Performance Obligations Satisfied Over Time	-
Total Revenue	$ 72,892,590

13. Fair Value of Financial Instruments - The Company's financial instruments include cash and cash equivalents, accounts receivable, prepaid expenses, notes receivable, accounts payable, accrued expenses, notes payable, and long-term debt. The recorded values of cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable, accrued expenses, and notes payable approximate their fair values based on their short-term nature. The recorded values of notes receivable and long-term debt approximate their fair values, as current interest rates approximate market rates.

14. Freight - The Company includes freight in as a component of inventory and freight out as part of cost of sales.

15. Income Taxes - The Company exists, for income tax purposes, as three separate entities: Equal Exchange, Inc., OKE USA Fruit Company, and EE Wholesale (UK) LTD. Federal and state income taxes are provided based upon earnings and tax rates applicable to the Company using the method of accounting described above.

    EE Wholesale (UK) LTD is obliged to file income tax returns within the United Kingdom.

    Deferred income taxes are provided for differences in timing in reporting income for consolidated financial statement and tax purposes arising principally from differences in the methods of accounting for allowances for bad debts, accrued absences, and depreciation. Bad debts are reported for tax purposes on the direct write-off method and for consolidated financial statement purposes on the allowance method. Accrued absences are reported for tax purposes on the cash method and for consolidated financial statement purposes on the accrual method. Depreciation is reported for tax purposes over shorter periods of time and at a more accelerated rate than the method for consolidated financial statement purposes. Deferred tax assets and liabilities are classified as current or non-current in the accompanying consolidated balance sheets, based upon classification of the related asset or liability.

16. Uncertainty In Income and Other Taxes - The Company adopted the standards for *Accounting for Uncertainty in Income Taxes* (income, sales, use, and payroll), which requires the Company to report any uncertain tax positions and to adjust its consolidated financial statements for the impact thereof. As of December 31, 2024 and 2023, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files tax and information returns in the United States Federal, Massachusetts and other state jurisdictions. These returns are generally subject to examination by tax authorities for the last three years.

17. General and Administrative Expenses - These expenses are charged to operations as incurred and are not allocated to cost of sales.

18. Use of Estimates - The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

19. Patronage Rebates - The By-Laws of Equal Exchange, Inc. require it to make a patronage rebate to each worker-owner, based on its current year profit. Accordingly, the Company accounts for patronage rebates as an increase in operating expenses in the current year.

A. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)**

20. Debt Issuance Costs - The Company has adopted the requirements in FASB ASC 835-30 to present debt issuance costs as a reduction on the carrying amount of the debt rather than as an asset. The costs are amortized using the interest method over the life of the debt.

21. Lease Policies - The Company follows the guidance of Accounting Standards Update (ASU) 2016-02, *Leases* (ASC Topic 842) and subsequent amendments. This standard increases transparency and comparability among companies by requiring the recognition of right-of-use (ROU) assets and liabilities on the statements of earnings and retained earnings. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases.

ASC Topic 842 requires that leases with a lease term of more than 12 months be classified as either finance or operating leases. Leases are classified as finance leases when the Company expects to consume a major part of the economic benefits of the leased assets over the remaining lease term. Conversely, the Company is not expected to consume a major part of the economic benefits of assets classified as operating leases. The Company has made a policy election not to capitalize certain short-term leases with a lease term of 12 months or less.

The lease classification affects both the pattern and presentation of expense recognized in the consolidated statement of earnings, the categorization of assets and liabilities in the consolidated balance sheet, and classification of cash flows in the consolidated statement of cash flows.

For finance leases, total lease cost is recorded on an accelerated basis and consists of two components; amortization expense related to the write-off of right-of-use assets, and interest expense from lease obligations. Interest expense is recorded using the effective interest method and right-of-use assets are amortized on a straight-line basis over the remaining lease term. For operating leases, total lease cost is measured and recorded on a straight-line basis over the lease term.

Non-lease components, such as common area maintenance (CAM) charges, are separated from lease components based on the terms of the related lease. Variable lease components consist of real estate taxes and insurance charges related to the real estate lease, and are recorded as lease expense as incurred.

Lease obligations are measured and recorded at the present value of future lease payments using a discount rate. The Company has made an accounting policy election to use a risk-free rate as the discount rate in measuring its lease obligations. Under this election, the risk-free rate used is the rate for a United States Treasury instrument with a term consistent with the remaining lease term of an applicable lease. This election is made for all real estate leases.

The Company has elected to use a portfolio approach to apply a single incremental borrowing rate of 4% on its real estate leases. Right-of-use assets are generally measured and recorded at the sum of the lease obligation, any initial direct costs to consummate the lease, and any lease payments made on or before the commencement date.

B. **ACCOUNTS RECEIVABLE AND ALLOWANCE FOR CREDIT LOSSES:**

Accounts receivable and allowance for credit losses consists of the following as of December 31,:

	2024	2023
Accounts Receivable	$ 4,067,024	$ 6,312,727
Less: Allowance for Credit Losses on Accounts Receivable	(226,143)	(200,000)
	$ 3,840,881	$ 6,112,727

B. **ACCOUNTS RECEIVABLE AND ALLOWANCE FOR CREDIT LOSSES**: (Continued)
The following table provides a roll-forward of the allowance for credit losses for the year ended December 31, 2024 and 2023 that is deducted from the amortized cost basis of accounts receivable to present the net amount expected to be collected:

	2024	2023
Balance of Allowance for Credit Losses, Beginning of Period	$ 200,000	$ 200,000
Current Period Change for Write-Offs	(63,812)	(6,253)
Current Period Change for Expected Credit Losses	89,954	6,253
Balance of Allowance for Credit Losses, End of Period	$ 226,143	$ 200,000

C. **INVENTORY, NET**:
Inventory consists of the following as of December 31,:

	2024	2023
Unprocessed green coffee beans, bananas, avocados and other	$ 9,312,301	$ 11,365,513
Processed coffee, tea, cocoa, chocolate, snacks and supplies	11,056,286	10,757,661
Less: Obsolescence Reserve	(7,000)	(36,224)
	$ 20,361,587	$ 22,086,950

D. **PROPERTY AND EQUIPMENT, NET**:
Property and Equipment consists of the following as of December 31,:

	2024	2023
Land	$ 502,688	$ 502,688
Building and Improvements	5,601,422	6,098,851
Coffee Roasting and Packaging Equipment	7,591,763	8,435,597
Furniture, Fixtures, Equipment and Software	2,092,716	4,782,543
	15,788,589	19,819,679
Accumulated Depreciation	(9,913,859)	(12,909,113)
	$ 5,847,730	$ 6,910,566

As of December 31, 2024 and 2023, the Company incurred depreciation expense of $934,910 and $804,686. During 2024, the Company disposed of certain assets that were out of service. The disposition resulted in a net loss on disposal of fixed assets of $327,022, which is recorded in other income and (expenses) on the consolidated statements of earnings.

E. **GOODWILL, NET**:
Goodwill consists of the following as of December 31,:

	2024	2023
Goodwill, Net of Accumulated Amortization of $8,407 and $4,419 in 2024 and 2023, respectively.	$ 9,781	$ 13,769

As of December 31, 2024 and 2023, the Company incurred amortization expense of $3,988 and $4,419.

During 2022, the Company acquired certain assets of a company including fixed assets and inventory. The asset purchase price was $181,725 of which $121,115 was allocated to fixed assets, $42,448 was allocated to inventory, and $18,188 was allocated to goodwill. Goodwill will be amortized on a straight-line basis over ten years.

F. **INVESTMENTS, NET:**

The Company holds investments in various other similar, fair-trade or socially conscious organizations. All investments are carried at the lower of cost or estimated market value. Investments consist of the following at December 31,:

	2024	2023
Liberation Foods, Community Interest Company, UK	$ 1,360	$ 1,360
CERO Cooperative, Inc. - 200 Preferred Shares	5,000	5,000
National Cooperative Bank N. A., Federal Savings Bank - 220 Shares Class B	21,997	21,997
Real Pickles Co-op - Preferred Stock	5,000	5,000
LaSiembra - 11,843 Shares Class A and 782 Shares Class C	212,323	212,323
Dorchester Food Coop	10,000	10,000
STARTCOOP LCA	5,000	5,000
First Field LLC	111,480	145,436
General Reserve	(151,024)	(31,024)
	$ 221,136	$ 375,092

G. **NOTES RECEIVABLE:**

Notes Receivable consist of the following at December 31,:

	2024	2023
6.00% Promissory Note Receivable - La Siembra: Interest only payments to July, 2025. This note is collateralized by certain intellectual property of the borrower.	$ 325,000	$ 325,000
5.00% Promissory Note Receivable - Urban Greens Co-op Market: Interest only payments to September, 2025.	110,000	-
5.00% Promissory Note Receivable - Related Party: Interest only payments to July, 2030.	99,623	115,623
5.00% Promissory Note Receivable - Related Party: Interest only payments to September, 2033.	80,000	80,000
4.90% Promissory Notes Receivable - Related Parties: Due in various monthly payments of principal and/or interest ranging from $265 to $393, maturing at various dates through September, 2054.	147,998	-
	762,621	520,623
Current Portion	(435,000)	-
Notes Receivable, Net of Current Portion	$ 327,621	$ 520,623

13

H. NOTES PAYABLE - LINES OF CREDIT:

Equal Exchange, Inc. has a $5,000,000 line of credit with Eastern Bank. This line of credit bears interest at the bank's prime lending rate and is secured by the Company's inventory. At December 31, 2024 and 2023, the outstanding balances on this line of credit amounted to zero.

Equal Exchange, Inc. has a $1,500,000 line of credit with National Cooperative Bank N.A. This line of credit bears interest at the bank's prime rate plus fifty basis points and is secured by accounts receivable. At December 31, 2024 and 2023, there were no borrowings on this line of credit.

Equal Exchange, Inc. had a $550,000 unsecured rolling credit facility with Shared Interest, a socially responsible organization based in the United Kingdom. During October 2023, the credit facility was terminated. The purpose of the credit facility was to finance purchases from small farmer associations approved by Shared Interest. Under the terms of this credit facility, Shared Interest paid producers for coffee shipped to the Company. The Company was required to repay Shared Interest in full within five months following the settlement date. Advances bore interest at the borrowing rate of Shared Interest, plus one percent. At December 31, 2024 and 2023, the outstanding balances on this rolling credit facility amounted to zero.

OKE USA Fruit Company has a $500,000 line of credit with Eastern Bank. This line of credit was terminated in June 2023. The line of credit bore interest at the bank's base rate and was secured by substantially all assets of OKE USA Fruit Company. At December 31, 2024 and 2023, there were no borrowings on this line of credit.

I. LONG-TERM DEBT:

Long-Term Debt consists of the following at December 31,:

	2024	2023
4.50% Note Payable - Cooperative Fund of NE: Due in annual interest-only payments with a balloon payment due April, 2024.	$ -	$ 500,000
4.50% Mortgage Note Payable - RSF Social Enterprise: Due in monthly installments of $11,254 including interest through June, 2024.	-	1,514,149
5.00% Note Payable - Twin Pines Cooperative Foundation: Due in annual interest-only payments with a balloon payment due May, 2026.	100,000	100,000
4.50% Note Payable - Twin Pines Cooperative Foundation: Due in annual interest-only payments with a balloon payment due May, 2026.	100,000	100,000
3.00% Notes Payable - Various Individuals and Institutions: to Due in annual or semi-annual interest-only payments, with 5.00% balloon payments due at varying maturity dates through December, 2027.	1,205,000	1,305,000
3.00% Notes Payable - Crowdfund Initiative: Due in annual interest-only payments, with principal repayments due December, 2027.	666,857	-

I. LONG-TERM DEBT: (Continued)

	2024	2023
4.14% Note Payable - Eastern Bank:		
Due in monthly installments of $7,838 including interest through August, 2029.	394,016	467,163
3.00% Note Payable - DCS Trust:		
Due in annual interest-only payments with a balloon payment due March, 2035.	3,000,000	3,000,000
	5,465,873	6,986,312
Current Portion	(752,090)	(2,597,618)
Long-Term Debt, Net of Current Portion	$ 4,713,783	$ 4,388,694

The following is a schedule by years of the aggregate maturities of indebtedness at December 31,:

2025	$ 752,090
2026	540,824
2027	1,021,597
2028	88,827
2029	62,535
Thereafter	3,000,000
	$ 5,465,873

J. LEASE OBLIGATIONS:

The Company leases distribution space in Massachusetts. The terms of the lease provide for monthly base rent payments over three years of $1,900 through February 2024, then month to month.

The Company leases distribution space in California. The terms of the lease provide for monthly base rent payments over three years in amounts ranging from $1,877 to $1,992 through April 2025.

The Company leases distribution space in Ohio. The terms of the lease provide for monthly base rent payments ranging from $1,100 to $1,250 through April 2026.

On December 1, 2023, the Company entered into a new lease agreement for distribution space in Portland, Oregon. The terms of the lease provide for monthly base rent payments ranging from $8,638 to $23,973 through March 2029.

The Company leases manufacturing and distribution space in the Sunderland, United Kingdom. The terms of the lease provide for monthly rent payments of $6,631 through December 2028.

In addition, the Company has various leases with lease terms of less than 12 months. Total rent expense for the years ended December 31, 2024 and 2023 amounted to $513,074 and $640,778, respectively.

The weighted average remaining lease term is 4.3 years and 5.3 years as of December 31, 2024 and 2023, respectively. The weighted average imputed interest rate is 4.00% as of December 31, 2024 and 2023, respectively.

J. LEASE OBLIGATIONS: (Continued)

The following is a schedule by years of the future minimum rental payments as of December 31,:

2025	$	423,700
2026		356,668
2027		347,598
2028		355,754
2029		71,919
		1,555,639
Less Effects of Present Value		(223,120)
Lease Liability - Operating Leases		1,332,519
Less Current Portion of Lease Liability - Operating Leases		(284,971)
Long-Term Lease Liability - Operating Leases	$	1,047,548

K. PREFERRED STOCK:

The Company has a single class of non-voting Class B preferred stock. These shares have a par value of $1 and a face value of $27.50. There is no membership or other eligibility requirements for the ownership of Class B Preferred Stock. Class B shares can be sold by the Company to any individual or organization at a cost to be determined by the Board of Directors of the Corporation. These shares may not be sold, assigned or otherwise transferred, voluntarily or involuntarily, except for a transfer to the Company pursuant to redemption.

The Company pays annual cash dividends on the face value of the preferred stock and is declared annually by the Board of Directors based on Company performance. The dividend is non-cumulative. The preferred shares have a dissolution preference equal to their face value.

The following table summarizes the Preferred Stock transactions:

	# of Shares	Par Value	Premium Over Par Value	Total Paid In on Preferred Stock
Balance, December 31, 2022	618,449	$ 618,449	$ 16,388,888	$ 17,007,337
Shares Issued for Cash	1,471	1,471	38,977	40,448
Dividends Reinvested	14,849	14,849	393,491	408,340
Shares Redeemed and Other Adjustments	(31,877)	(31,877)	(844,733)	(876,610)
Balance, December 31, 2023	602,892	$ 602,892	$ 15,976,623	$ 16,579,515
Shares Issued to Board	76	76	2,024	2,100
Dividends Reinvested	10,160	10,160	269,229	279,389
Shares Redeemed and Other Adjustments	(52,642)	(52,642)	(1,395,025)	(1,447,667)
Balance December 31, 2024	560,486	$ 560,486	$ 14,852,851	$ 15,413,337

The Company maintains a system of internal capital accounts (ICA) to reflect its individual value of Class B shares among the worker-owners and the preferred shareholders. The balance in the Class B account results from and is increased by: (a) any paid-in capital invested by the holder of Class B Preferred Stock; (b) the amount of any outstanding loan balance that is converted to Class B Preferred Stock; and (c) an optional annual allocation, not distributed as a dividend, if so declared by the Board of Directors of the Corporation. The balance in the Class B account is decreased by: (a) the redemption of the Class B Preferred Stock; (b) the payment to Class B shareholders of previously allocated but unpaid Class B allocations; or (c) any payment of an outstanding loan balance resulting from a prior conversion of Class B Preferred Stock to a promissory note.

K. PREFERRED STOCK: (Continued)

Preferred Stock Redemptions

Worker-Owner Shareholders - Patronage retained in a worker-owners Class B ICA have the right to redeem retained patronage that has been held for more than five years or in the event of a termination of service. Elective redemptions will be in order of oldest allocation. Moreover, elective redemption of patronage retained may include more than one year's allocation. Each worker-owners' ICA will always hold a minimum of five years of retained patronage. Worker-owners will have the right once per year to exercise the right to elective redemption, written notice of elective redemption must be made in accordance with Company bylaws, elective redemption will be paid in May of the following year. During 2024 and 2023, worker-owner redemptions amounted to $160,189 and $295,021, respectively. The Company held worker-owner Class B shares of $1,014,482 and $1,192,579, respectively.

Non-Worker-Owner Shareholders - Preferred shareholders owning preferred stock may, beginning two years after the original purchase date, sell their preferred stock back to the Company in accordance with the following schedule:

After year 2 - at 70% of face value
After year 3 - at 80% of face value
After year 4 - at 90% of face value
After year 5 - at 100% of face value

The Company has the option of making the redemptions by converting the preferred shares to five-year, five percent promissory notes. If at any time the debt-to-equity ratio of the Company (defined as the Company's total liabilities divided by the Company's total stockholders' equity) exceeds 2:1, the Board of Directors may postpone or refuse a request for redemption. In addition, if at any time the Board of Directors determines that a requested redemption would impair the ability of the Company to operate effectively, the Board of Directors may limit, postpone or refuse the requested redemption.

The face value of preferred stock, eligible for redemption under the terms described above, are as follows for the year ending December 31,:

2025	$ 14,207,775
2026	92,245
2027	52,035
2028	43,000
2029	3,800
	$ 14,398,855

L. COMMON STOCK:

The Company has a single class of voting Class A common stock, referred to as membership shares. Class A common shares have a $1 par value and are sold at a price equal to $2,000 per share, plus inflation since 1990. In 2024 and 2023, the price per share was $4,527 and $4,347, respectively. After one year's service, and absent denial of membership by 20% of the existing members, employees of the Company may purchase one membership share. No individual may own more than one membership share. No dividends are paid on these shares, but the employees who hold them are eligible for patronage rebates.

L. COMMON STOCK: (Continued)

The following table summarizes the Common Stock transactions:

	# of Shares	Par Value	Premium Over Par Value	Total Paid In on Common Stock
Balance, December 31, 2022	116	$ 116	$ 384,170	$ 384,286
Shares Issued for Subscriptions Receivable	14	14	67,284	67,298
Shares Redeemed for Cash	(14)	(14)	(48,435)	(48,449)
Balance, December 31, 2023	116	$ 116	$ 403,019	$ 403,135
Shares Issued for Subscriptions Receivable	3	3	13,578	13,581
Shares Redeemed for Cash	(13)	(13)	(47,863)	(47,876)
Balance, December 31, 2024	106	$ 106	$ 368,734	$ 368,840

Common Stock Subscriptions Receivable

Worker-Owners usually choose to pay for their membership share through payroll deductions over several years. The Company issues the membership share immediately and credits the common stock account for the full issue price of the share; unpaid amounts due from the worker-owner are recorded as Common Stock Subscriptions Receivable, which are separately reflected as a reduction to Stockholders' Equity.

M. MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES:

An ownership interest of 7.5% in the subsidiaries is held by unrelated parties. This interest, reflected on the consolidated balance sheets as a separate line item, is the summation of the net investments made by these unrelated parties plus their proportionate share of the inception-to-date earnings and loss, and is not necessarily reflective of its market value.

N. INCOME TAXES:

The Company accounts for income taxes in accordance with FASB ASC 740, whereby deferred taxes are provided for temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes. Deferred taxes relate primarily to differences in calculating depreciation on fixed assets and the timing of deductibility of certain other operating expenses.

O. PATRONAGE REBATES:

The By-Laws of Equal Exchange, Inc. require it to make an annual patronage rebate to each worker-owner. The patronage rebate is calculated at forty percent of the net profit or loss, after state income taxes and preferred stock dividend payments, but before charitable donations and federal income taxes. The rebate is then adjusted to reflect the ratio of hours worked by worker-owners to hours worked by all employees. Each year, the Board of Directors determines the allocation of the patronage rebate between payments in cash versus deferral held in the worker-owners' capital accounts, subject to a requirement that at least twenty percent be paid in cash. Profits not paid as dividends on preferred stock or as patronage rebates are retained to capitalize the business, and are not allocated to any individual worker-owners. For the years ended December 31, 2024 and 2023, patronage rebate expense (credit) amounted to $948,521 and $(54,228), respectively.

P. ADVERTISING AND BUSINESS PROMOTION:

The Company follows the policy of charging the costs of advertising and business promotion to expense as incurred. For the years ended December 31, 2024 and 2023, advertising costs amounted to $1,224,711 and $1,044,861, respectively.

Q. **CHARITABLE CONTRIBUTIONS:**

The Company makes charitable contributions to unrelated tax exempt organizations that promote Fair Trade Industry activities. For the years ended December 31, 2024 and 2023, charitable contributions amounted to $306,107 and $36,300, respectively.

R. **RETIREMENT PLAN:**

The Company sponsors a Safe Harbor 401(k) Retirement Plan for its eligible employees. To become eligible for the Plan, an employee must have completed one full year of continuous employment. For the years ended December 31, 2024 and 2023, the Company contributed 3% of each eligible employee's annual compensation. For the years ended December 31, 2024 and 2023, the Company's contribution to this plan totaled $215,396 and $214,886, respectively. These amounts are included in Payroll Taxes and Employee Benefits.

S. **MAJOR CUSTOMER:**

For the year ended December 31, 2024, the Company had no major customers.

For the year ended December 31, 2023, the Company had one major customer, to which sales accounted for approximately 10% of the Company's revenue. At December 31, 2023, accounts receivable from this customer represented approximately 7% of the total accounts receivable balance.

T. **SUBSEQUENT EVENTS:**

Management has evaluated events occurring after the consolidated balance sheet date through April 14, 2025, the date in which the consolidated financial statements were available to be issued. No material events have been identified which would require disclosure.



LMHS, P.C.
Certified Public Accountants and Advisors

<u>INDEPENDENT AUDITORS' REPORT</u>
<u>ON SUPPLEMENTARY INFORMATION</u>

To The Stockholders
Equal Exchange, Inc.
West Bridgewater, Massachusetts

We have audited the consolidated financial statements of Equal Exchange, Inc. and Subsidiaries as of and for the years ended December 31, 2024 and 2023, and have issued our report thereon dated April 14, 2025, which contained an unmodified opinion on those consolidated financial statements. Our audits were performed for the purpose of forming an opinion on the consolidated financial statements as a whole.

The supplementary information is presented for the purposes of additional analysis and is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

LMHS, P.C.

LMHS, P.C.
Norwell, Massachusetts

April 14, 2025

Members of
AICPA

EQUAL EXCHANGE, INC. AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION
YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
CONSOLIDATED SCHEDULES OF COST OF SALES:		
Purchases	$ 46,318,226	$ 49,520,222
Freight	3,433,128	3,966,976
Other Direct Costs	75,391	49,398
Packaging and Relabeling	50,076	78,779
Utilities	218,453	158,371
Warehouse Occupancy Costs	72,598	66,726
Depreciation	239,971	255,585
	$ 50,407,843	$ 54,096,057
CONSOLIDATED SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES:		
Salaries and Wages	$ 8,293,006	$ 8,685,657
Payroll Taxes and Employee Benefits	2,461,516	2,339,163
Advertising and Business Promotion	1,224,711	1,044,861
Certification Fees	140,588	104,555
Charitable Contributions	306,107	36,300
Consulting Expense	25,993	24,510
Contracted Services	1,161,277	945,890
Credit Card Service Fees	416,967	363,190
General and Administrative	250,172	277,930
Insurance	209,930	185,849
Office Expense	235,553	247,292
Patronage Rebates (Credit)	948,521	(54,228)
Payroll Processing Fees	30,871	29,170
Postage	62,096	42,586
Professional Fees	33,119	43,215
Real Estate Taxes	127,205	106,407
Rent	595,880	640,778
Repairs and Maintenance	654,994	500,738
Selling Expenses	283,484	325,422
Technology Costs	549,974	506,337
Telephone	213,772	179,003
Utilities	267,668	236,760
Amortization	3,988	3,822
Depreciation	694,939	549,101
	$ 19,192,331	$ 17,364,308

See Independent Auditors' Report on Supplementary Information